300 North LaSalle Street
Chicago, Illinois 60654

Gerald T. Nowak, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2163		(312) 862-2200
gerald.nowak@kirkland.com	www.kirkland.com

May 2, 2013

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mara L. Ransom

Scott Anderegg

Jarrett Torno

James Allegretto

Re:                             NRG Yieldco, Inc.
Confidential Draft Registration Statement on Form S-1
(CIK NO. 0001567683), originally submitted on February 13, 2013

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder NRG Yieldco, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”), a second Confidential Draft Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 15, 2013 of the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on February 13, 2013.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

General

1.             Please file all required exhibits, such as the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response:  The Company confirms that it will file all required exhibits sufficiently in advance of effectiveness of the registration statement to provide the Staff with sufficient time to review them and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

2.             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that at this time neither it, nor anyone on its behalf, has distributed written communications to potential investors.  In addition, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s offering has prepared, published or distributed research reports about the Company. The Company further advises the Staff that, if any such communications are used or reports are published, it will supplementally provide the same to the Staff.

3.             We note that several of your projects are dependent on the Federal Government’s 1603 cash grant program. We also note that the recent sequestration of the Federal budget may impact this program. As your review moves forward, please update your prospectus as the impact of sequestration becomes known.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 19, 42, 71, 72, 81, 115, 116 and 118 of the Prospectus.

Prospectus Cover Page

4.             We note your disclosure, “The holders of our Class B common stock will hold the remaining         % of the voting power in NRG Yieldco, Inc.” Please revise this disclosure to identify that the initial holder of your Class B common stock will be NRG.

Response:  In response to the Staff’s comment, the Company has added disclosure to the cover page and pages 1 and 21 of the Prospectus.

5.             We note that you have listed your joint book-running managers. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present these roles on the back cover page.

Response:  In response to the Staff’s comment, the Company has revised the cover page of the Prospectus. The Company advises the Staff that each of BofA Merrill Lynch, Goldman, Sachs & Co., and Citi is a managing underwriter of the offering. As such, the Company respectfully submits that Item 501(b)(8)(i) of Regulation S-K requires that each of BofA Merrill Lynch, Goldman, Sachs & Co. and Citi be listed on the outside front cover page.

Summary, page 1

6.             Here or in an appropriate place in your prospectus, please add a discussion of the conflicts of interest inherit in the organization structure you have chosen for this registrant. Please ensure that you discuss that NRG does not owe Yieldco Inc. or your stockholders any fiduciary duties.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 14, 146 and 147 of the Prospectus.

7.             In an appropriate place in this section, please disclose the amount(s) that NRG will receive in conjunction with this offering, including all cash distributions to NRG that will be funded from the proceeds of this offering and any proceeds from the purchase of securities you will make from NRG. Please include the value of any equity that NRG will receive in connection with the offering, including the Class B common stock to be issued to NRG by you.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 22 and 55 of the Prospectus.

Purpose of Yieldco, page 2

8.             We note your indication under “Purpose of Yieldco” that one of your objectives is to “create a pure-play public issuer with superior operating, financial and tax characteristics that will appeal to dividend growth-oriented investors…” Elaborate upon the basis for your belief as to superiority in each of the categories you mention.

Response: In response to the Staff’s comment, the Company has revised the related disclosure on pages 2 and 100 of the Prospectus.

Current Operations, page 2

9.             You state in the paragraph preceding your graph of cash available for distribution on pages 3 and 97 that it includes your forecasts for the twelve months ending March 31, 2013 through the twelve months ended March 31, 2015. However, it appears that only the twelve months ending March 31, 2014 and 2015 are included. Please explain or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 100 of the Prospectus to reflect that the graph of cash available for distribution includes forecasts for only the twelve months ending June 30, 2014 and 2015.

10.          In the first paragraph you also refer to certain projects with future expected COD dates, however, it does not appear that you refer to all of such projects. With a view to completeness, please also refer to your Dover Energy Center or tell us why you believe a reference is unnecessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe it is necessary to list the Dover Energy Center in the first paragraph under “Current Operations” because the facility is not a newly constructed asset.  Instead, the facility is undergoing a conversion of the steam supply source for its existing steam turbine, from simple cycle coal-fired to natural gas fired in a combined cycle mode, thus using natural gas as its primary fuel instead of coal.  During this conversion, the Dover Energy Center has continued to receive payments from customers.

11.          We note your disclosure in footnote (1) on page 3. Please explain your basis for excluding from forecasted cash available for distribution the $7 million in management services that you forecast will be paid to NRG Energy, Inc. under the MSA when these appear to be cash payments that will reduce the amount available for distribution. Furthermore, please explain what footnote (2) on page 3 relates to.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 101 of the Prospectus to present the $7 million in management services that are forecasted to be paid to NRG Energy, Inc. under the Management Services Agreement.  In addition, the Company has removed footnote (2) to the related charts on such pages of the Prospectus.

Our Growth Strategy, page 4

12.          We note your indication here and elsewhere in your registration statement that you have acquisition opportunities available to you in the future such as the NRG ROFO Assets. Because it appears that you do not know when such assets will be, if ever, offered to you to purchase, please state as much. Please also highlight the inherent conflicts of interest associated with such offer, considering you and NRG share the same management. Please also explain why these assets, as opposed to any of NRG’s other assets, were included in the terms of the ROFO Agreement and why they would be attractive assets for you to acquire.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 4, 14, 19, 44, 102, 146 and 147 of the Prospectus. In addition, the Company respectfully advises the Staff that the NRG ROFO Assets included in the ROFO Agreement (each as defined in the Prospectus) were specifically included therein because they possess characteristics similar to those of NRG Yieldco, Inc.’s initial asset portfolio, which characteristics include long-term offtake agreements with credit worthy counterparties, limited or no commodity price risk and newly constructed assets with long useful lives and low emissions profiles.  Other NRG Energy, Inc. assets were not included in the ROFO Agreement because such assets generally do not fit in NRG Yieldco, Inc.’s initial asset profile for one or more of the reasons listed above.

Our Operations, page 5

13.          It appears that you have utilized a defined name for each of the assets you list on page 5. Please define each project and its form of organization or include a cross reference to where this is presented.

Response:  In response to the Staff’s comment, the Company has added a footnote to the table on page 5 of the Prospectus, which footnote directs the reader to the definition of each project and its form of organization, as set forth in “Summary—Organizational Structure” and “Business—Our Operations” sections of the Prospectus.

Industry Overview, page 7

14.          Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

•                  “The electric power industry is one of the largest in the United States, …” page 7;

•                  “According to the EIA, the decrease in delivered natural gas prices, coupled with highly efficient combined-cycle natural gas-fired generation facilities, have already resulted in coal-to-gas fuel switching.” page 8; and,

•                  “According to the Brattle Group, as of July 2012, approximately 30 GW of coal-fired generation capacity, which represents roughly 10% of the existing coal-fired generation capacity in the U.S., had announced plans to retire by 2016.” page 8.

These are only examples. Please tell us if the statement represents management’s belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary

Response: In response to the Staff’s comment, the Company is supplementally providing the Staff with copies of the relevant pages of the supporting material together with the copy of this letter that is being transmitted by hand delivery, clearly marked to highlight the portion or section that contains the relevant information and cross-referenced to the appropriate location in the Prospectus.

The Company has also revised the disclosure on pages 8, 9 and 96 of the Prospectus to clarify that certain statements in the Industry section are statements the Company believes to be true based on its industry experience.

Risks Associated with our Business, page 18

15.          Please present a table that indicates the aggregate amount of offtake in which the contract price is above that which would be negotiable at current power rates and their expiration dates along with some measure of weighted average MWh volume compared to similar amounts for those offtake agreements in which the contract prices are below current negotiable power rates.

Response: The relevant risk associated with the Company’s offtake agreements is the risk that the Company will not be able to recontract its offtake agreements at favorable terms or at all when such agreements expire or otherwise terminate in accordance with their terms.  As the weighted average remaining contract life of the Company’s offtake agreements after giving effect to the Asset Transfer (based on net capacity under contract as of March 31, 2013) is 17 years, the Company respectfully submits that a discussion of current market prices or a comparative table is not currently relevant to potential investors when assessing the Company’s offtake agreements.  Instead, the Company has modified the disclosure on page 19 of the Prospectus to better describe the related risk in response to the Staff’s comment.

16.          Please ensure that this discussion is sufficiently specific to be meaningful to readers, in the same manner as the specificity you provide regarding your competitive strengths. For example, please address the fact that the strength you refer to regarding NRG’s controlling interest also means that NRG has the ability to control dividends made to it through Yieldco LLC and, as a result, NRG could receive dividends when other shareholders do not. As another example, please also address in more detail that your ability to receive certain cash grants with respect to your renewable assets is uncertain and could negatively impact your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 150 and 151 of the Prospectus.  The Company further advises the Staff that the organizational documents of NRG Yieldco LLC will only permit NRG Yieldco LLC to make distributions pro rata to all members.  As a result, Yieldco LLC will be prohibited from selectively making distributions to specific members.

Summary Historical and Pro Forma Financial Data, pages 25 and 26

17.          We note your reconciliation from net income to Adjusted EBITDA includes the fiscal years ended December 31, 2011 and 2010, as well as the nine months ended September 30, 2012 and 2011. Please tell us whether you intend to present pro forma Adjusted EBITDA on page 25 and if so, tell us how you believe it is relevant and useful. If presented, please revise to present a similar reconciliation as to that on page 26 for pro forma Adjusted EBITDA.

Response: In response to the Staff’s comment, the Company has added a column to the Adjusted EBITDA reconciliation table on page 28 of the Prospectus for the pro forma year ended December 31, 2012.  Although the Company does not anticipate any applicable adjustments for that period, variables uncertain at this time could require such adjustments prior to effectiveness of the registration statement.  As such, the Company advises the Staff that it wants to maintain the flexibility to present Adjusted EBITDA for the year ended December 31, 2012, as well as for future periods, as may prove necessary to respond to future developments.

Risk Factors, page 27

Risks Related to our Relationship with NRG, page 41

NRG will be our controlling stockholder. . . 41

18.          You state here that NRG will beneficially own all of your outstanding Class B common stock and that each share “is entitled to        votes per share.” Your disclosure on page 144 indicates that each share of Class B common stock entitles the holder to one vote. Please ensure that this disclosure is consistent.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Prospectus.

Risks Related to our Business, page 34

19.          We note your disclosure that a portion of your thermal assets are sold at rates approved by federal or state regulatory commissions. You further state that said regulation is generally premised on the recovery of prudently incurred costs and a reasonable rate of return on invested capital, and your rates are generally regulated based on an analysis of your costs incurred in a base year. We note similar disclosure within Note 1 to your financial statements on page F-23. Please explain in detail whether or not you believe these thermal operations, or any other operations, fall within the scope of ASC 980-10-15-4. In this regard, please explain to us in detail the specific involvement of the regulatory commission in setting these rates. If any of your generated power consists of Qualifying Facilities pursuant to PURPA, please advise whether such plants could be considered cost determined rates under 980-10-15. Please be detailed in your response differentiating between how each generating unit or power purchase agreement is treated under the applicable regulatory scheme.

Response:  Only the operations of the thermal assets that generate 395 net MWt of capacity, as disclosed on page 36 of the Prospectus, fall within the scope of ASC 980-10-15-4.  The 395 net MWt thermal assets sold at regulated rates are comprised of the following:

1.              NRG Energy Center San Francisco LLC, which is regulated by the California Public Utilities Commission. Rate adjustments are requested and approved through an Advice Letter mechanism. Non-fuel rates may be revised annually by an amount no higher than 10% of the previous year’s non-fuel rate based on costs as reported in a filing. Fuel rates may be revised more frequently, but are generally revised annually in conjunction with the non-fuel rate adjustment.

2.              NRG Energy Center Pittsburgh LLC, which is regulated by the Pennsylvania Public Utility Commission. Non-fuel rate adjustments are requested and approved through general rate case process. The most recent general rate case was submitted, reviewed, approved and put into effect in 2006. Fuel costs are passed on to customers through a fuel balancing account mechanism that is submitted, reviewed and approved on an annual basis. All but three customers have entered into long-term (typically 10 year) bi-lateral contracts with the utility that allows for negotiated non-tariff rates.

3.              NRG Energy Center Harrisburg LLC, which is regulated by the Pennsylvania Public Utility Commission. The most recent general rate case was submitted, reviewed, approved and put into effect in 2008. Fuel costs are passed on to customers through a fuel balancing account mechanism that is submitted, reviewed and approved on an annual basis. The utility is currently in the process preparing a rate case that it may file in 2013. If the rate case is filed, it will request a revenue requirement of less than $1 million and the Company currently anticipates that an eventual settlement may be for a lesser amount.

None of the Company’s thermal generation assets are qualified facilities for which cost determined rates apply under ASC 980-10-15. NRG Energy Center Dover LLC and NRG Energy Center Paxton LLC are exempt wholesale generators whose capacity and energy is bid into the PJM Interconnection, LLC capacity and energy markets in accordance with market-based rate rules. NRG Energy Center Princeton LLC is a “qualified facility” in order to be able to sell small amounts of excess power not required by its hospital customer to the local regulated utility at market based rates as determined by the regulated utility. The primary function of NRG Energy Center Princeton LLC is to provide its hospital customer with electricity, steam, chilled water and emergency generation.

Risks Inherent in an Investment in Us, page 46

20.          We note your disclosure on page 46 that the assumptions about meteorological conditions and fuel supply are variable and difficult to predict. Please explain to us your reasonable basis for a two-year projection under Item 10(b)(2) of Regulation S-K.

Response:  The Company believes that it has a reasonable basis for a two-year projection under Item 10(b)(2) of Regulation S-K because its projections are reasonably supported by management and third party assessments.   Furthermore, the Company’s projections are generally based on the revenue to be generated under fixed price contracts and reasonable assumptions regarding the Company’s generating assets’ expected power output.  As a result, the two-year projection period should be useful to investors as it includes the period of time during which all of the assets that will be contributed to the Company in the Asset Transfer will have become operational following their commenced commercial operations date.

The Company advises the Staff that its projections are based on management’s estimates of likely power generation during the forecasted period and the assumption that there will be no unusual or unexpected business interruptions.  Management’s estimates are supported by third party assessments, including long-term wind and solar resource studies that take into account meteorological conditions, and the Company has revised the disclosure on page 48 of the Prospectus accordingly.  All volume of power generated for the Company’s conventional and renewable assets (and a significant portion of its thermal generation assets) is sold under long-term, fixed price power sale agreements. With respect to the Company’s renewable assets, the Company’s existing disclosure on page 68 of the Prospectus indicates that its related projection is based on solar and wind resource assessments of a 1-year P-50 output probability for each asset prepared by independent solar and wind resource consultants. With respect to fuel supply, the Company notes that its renewable assets have no fuel supply exposure; however its natural gas generation assets have fuel supply exposure which may be beyond the control of the Company as it does not own the pipelines through which the natural gas is delivered. As such the Company may be exposed to disruptions which may result in the non-delivery of natural gas to its plants.

Use of Proceeds, page 53

21.          If the $40 million being remitted to Yieldco LLC will be used by Yieldco LLC to discharge indebtedness, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be retired was incurred within one year, describe the use of proceeds of such indebtedness other than short-term borrowings used for working capital. Please see Instruction 4 to Item 504 of Regulation S-K.

Response:  The Company advises the Staff that net proceeds will not be used to discharge indebtedness, but rather that the portion of the net proceeds from the offering used to purchase Yieldco LLC Class A units from Yieldco LLC will be used by Yieldco LLC for general corporate purposes, including to fund the Company’s required equity contribution to pay for its portion of CVSR’s construction costs. The obligation to make the equity contribution does not constitute indebtedness.  The actual amount of the Company’s required equity contribution will be determined based upon CVSR’s remaining construction costs at the time of consummation of the offering. The Company advises the Staff that it will provide an approximate amount of the equity contribution prior to the effective date of the registration statement.

Cash Dividend Policy, page 56

Unaudited Cash Available for Distribution for the Year Ended December 31, 2011 and the Twelve Months Ended September 30, 2012, page 60

22.          It is our understanding that based on your disclosure of anticipated events that will occur following this planned offering on page 15 that NRG Energy, Inc. will own a non-managing member economic ownership interest in NRG Yieldco LLC. Please revise to include a non-controlling interest line item or explain why such a line item is not relevant for this presentation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 65 of the Prospectus.

Estimated Cash Available for Distribution for the Twelve Months Ending March 31, 2014 and 2015, page 63

23.          Please explain to us what “Capital contributed to fund growth capital expenditures, net” on page 63 represents.

Response: In response to the Staff’s comment, the Company has revised the line item “Capital contributed to fund growth capital expenditures, net” on page and 65 of the Prospectus to delete the word “net.”

24.          It is our understanding that based on your disclosure of anticipated events that will occur following this planned offering on page 15 that NRG Energy, Inc. will own a non-managing member economic ownership interest in NRG Yieldco LLC. Please revise to include a non-controlling interest line item or explain why such a line item is not relevant for this presentation.

Additionally, as it appears that the forecast presented on page 63 as well as the cash available for distribution presentation on page 60 are for NRG Yieldco, Inc., please tell us why certain line items at the bottom of the forecast have been titled “Yieldco LLC,” whether the amount of distributable cash for “Yieldco LLC” is unrestricted for distribution to NRG Yieldco, Inc., and whether any expenses would be incurred at the NRG Yieldco, Inc. level that would affect the amount of distributable cash to the Class A common shareholders versus the amount payable to the Class B LLC holders. In this regard, please tell us the level (i.e. Yieldco LLC or NRG Yieldco, Inc.) that MSA payments to NRG Energy, Inc. are assessed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 65 of the Prospectus.  In response to why certain line items at the bottom of the forecast have been titled “Yieldco LLC,” the Company advises the Staff that the tables on pages 62 and 65 of the Prospectus provide the calculation for estimated cash available for distribution to the Company by first calculating the estimated cash available for distribution to all unit holders of NRG Yieldco LLC (for example, on page 65 of the Prospectus, $84 million and $105 million in the twelve months ended June 30, 2014 and June 30, 2015, respectively), and then showing the amount and percentage of these figures that would be available to distribute to the Company. The amounts and percentage to be distributed to the Company will be included in the Prospectus at such time as the Company is able to incorporate the number of shares to be sold in the offering, and in any case, before requesting effectiveness of the registration statement. The Company does not expect that there will be any restrictions on NRG Yieldco LLC’s ability to make distributions to the Company and does not expect any expenses to be paid at the Company level.   The Company expects all such expenses to be paid by NRG Yieldco LLC, including the payments related to the Management Services Agreement, prior to any distribution to holders of NRG Yieldco LLC’s units.

25.          We note your disclosure on page 66 of increases in the average capacity factor for solar facilities from 27% for the twelve months ending March 31, 2014 to 39% for the twelve months ending March 31, 2014. We also note a large decrease in Adjusted EBITDA margin per MWh for the comparative years. With a view toward disclosure, please explain to us in detail what is causing the fluctuations in these assumptions. In this regard, a supplemental narrative on how you calculate Adjusted EBITDA margin would be helpful to our understanding along with a narrative comparison to “spark spread.”

Response:  The Company respectfully advises the Staff that its disclosures on page 68 of the Prospectus assume an Adjusted EBITDA margin of approximately $112 per MWh and an average capacity factor of approximately 32% for its solar facilities for the twelve months ending June 30, 2014. The forecast for the Company’s wind facility assumes an Adjusted EBITDA margin of approximately $37 per MWh and an average capacity factor of approximately 39% for the twelve months ending June 30, 2014.  These disclosures relate to the Company’s 2014 forecast and do not address an increase in average capacity factors or a decrease in Adjusted EBITDA margin as indicated in the Staff’s comment.

26.          We note your disclosure on page 66 regarding the material increase in forecasted revenue as compared to your historical periods presented, attributing the increase to additional projects achieving commercial operation. Please tell us what consideration was given to including an in-depth discussion of the reasons for the increase, such as forecasted volume and prices as compared to historical measures, and the percentage fluctuation due to additional projects achieving commercial operation versus changes in the operations of existing projects.

Response: The Company gave consideration to several potential factors in connection with its discussion of forecasted revenues, including but not limited to, forecasted volume and prices, as identified in the Staff’s comment.  However, given that a significant portion of the Company’s revenues are based on fixed price power purchase agreements with annual escalators and that the Company’s forecast assumes relatively fixed annual volumes of power delivered under each power purchase agreement, the Company concluded that the relevant driver of the significant increase in forecasted revenue over historical periods was primarily revenues generated from projects which the Company believes will achieve commercial operations during the relevant period. To elaborate on the disclosure, the Company added disclosure on page 69 of the Prospectus to provide estimated MWhs from projects which do not have a complete twelve-month period of operations in historical periods.

27.          Please also indicate estimated operating revenue per MWh in the first paragraph under “Total Operating Revenue.”

Response: The Company’s operating revenues are derived from its renewable, conventional and thermal infrastructure assets. The thermal infrastructure assets are comprised of 1,098 MWt of steam and chilled water generating capacity and 123 MW of generation capacity. Because the Company’s thermal steam and chilled water generating assets unit of output measure cannot be defined in terms of MWh, the Company respectfully advises the Staff that it does not believe providing estimated operating revenue per MWh is a useful or relevant metric.

Financing and Other, page 69

28.          You indicate here that NRG will apply for the respective 1603 Cash Grant Proceeds and you disclose the respective amounts of indebtedness that will be paid off upon receipt of such proceeds. You proceed to discuss the amount of proceeds that will “remain with us.” Elaborate upon your intended use of such proceeds and explain which entities you are referring to when you refer to “us.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of the Prospectus to refer to the project entities applying for the Cash Grant Proceeds and disclose which project entity will have the benefit of keeping the remaining proceeds. In addition, the Company revised its disclosure on page 72 of the Prospectus to clarify that it intends to use such cash grant proceeds to partially fund future acquisitions of either NRG ROFO Assets or other third party assets.

Selected Historical Combined Financial Data, page 77

29.          Paragraph 2 of the instructions to Item 301 of Regulation S-K requires the presentation of long-term obligations and redeemable preferred stock (including long-term debt, capital leases, and redeemable preferred stock) within selected financial data. We could not identify this item on page 77. Please explain or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

Overview, page 78

Company Description, page 78

30.          We note your risk factor that your growth strategy depends in part on government incentives for renewable generation; see page 39. We also note your discussion under the heading “Industry,” page 92, concerning these incentives and that you have availed and plan to continue to avail yourself of these government incentives. Considering these incentives appear to be material to your future operations please provide a discussion of them in your MD&A that discusses their importance to your business. In doing so, please identify and quantify each government incentive that you are currently availing yourself of (e.g. Federal cash-in-lieu of ITCs, DOE loan guarantee program, etc.) and the impact any loss of such incentive would have on you.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Prospectus identifying the government incentives that the Company is currently availing itself of and the impact of any loss of such incentives.

Combined Results of Operations of Our Predecessor, page 80

31.          As you reported material changes in revenues during 2010 as compared to 2011, please revise to include within your analysis of revenues a more robust discussion of the impact of changes in prices or volumes sold. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Prospectus to add additional disclosure related to operating revenues.

Liquidity and Capital Resources, page 87

32.          As it appears that you may be entering into a new credit facility prior to the closing of this offering, please update this section to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 86 and 160 of the Prospectus to reflect that negotiations regarding the terms of the new credit facility are ongoing and the proposed terms of the new credit facility.  The Company will update such disclosure to reflect the final terms of the new credit facility prior to the effectiveness of the registration statement.

Certain Relationships and Related party Transactions, page 130

33.          We note the various project management and O&M agreements you summarize here. Please revise to quantify the amount of the compensation that has been or will be provided under these agreements, consistent with Item 404(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 137 through 142 of the Prospectus.

Amended and Restated Operating Agreement of Yieldco, page 138

Voting and Economic Rights of Members, page 139

34.          You generally discuss the allocation of distributions by Yieldco LLC, however, please clearly state that Yieldco LLC may opt to make distributions to NRG without making distributions to you and, correspondingly, holders of Class A units. Please make this clear throughout your prospectus.

Response:   As discussed above, the organizational documents of NRG Yieldco LLC will only permit NRG Yieldco LLC to make distributions pro rata to all members.  As a result, Yieldco LLC will be prohibited from selectively making distributions to specific members.

Index to Financial Statements, page F-1

35.          Please tell us the significance, if any, of parenthetical identification of “predecessor” for the interim financial statements but not the annual financial statements.

Response:  NRG Yieldco was identified as the Predecessor for financial statement purposes in the Index to the Financial Statements because the term “Predecessor” is not defined until Note 1 to the audited financial statements. In response to the Staff’s comment, the Company has revised the Index to the Financial Statements on page F-1 of the Prospectus to include a footnote clarifying the definition of “Predecessor” and referring the reader to Note 1 of the audited financial statements.

36.          You have included an entry for the unaudited combined statement of stockholders’ equity for the nine months ended September 30, 2012. We could not locate this financial statement in the filing. Please note that excluding a required financial statement could delay review of your filing.

Response: The unaudited financial statements for the interim period ended September 30, 2012 have been replaced with the audited financial statements for the year ended December 31, 2012, which include the combined statement of stockholders’ equity on page F-11 of the Prospectus.

37.          Please include audited financial statements for the registrant, NRG Yieldco, Inc., in your filing. Please also advise when you expect to transfer the entities comprising the operations of the succeeding entity.

Response: The Company was created on December 20, 2012 and accordingly, did not exist in any of the historical financial statement periods included in the Prospectus filed on February 13, 2013.  The audited balance sheet and related footnotes for the Company are now included beginning on page F-3 of the Prospectus.  The audited balance sheet for NRG Yieldco, Inc. is as of December 31, 2012.  NRG Yieldco, Inc. had no activity or operations from the period beginning on December 21, 2012 through December 31, 2012, and accordingly, no additional financial statements were included.  The Company respectfully submits that any such additional financial statements are not material to prospective investors as they would contain no meaningful information regarding the Company or its operations.

NRG Energy, Inc. intends to transfer the entities comprising the operations of the succeeding entity shortly prior to consummating the initial public offering.

38.          We did not identify disclosure of subsequent events within your footnotes. Accordingly, our assumption is that the non-inclusion of subsequent event disclosure means no subsequent events required disclosure. Please confirm or revise.

Response: There were no material subsequent events that would require disclosure in the period beginning October 1, 2012 and ending on February 13, 2013.  The Company has revised the Prospectus to include the audited financial statements for the year ended December 31, 2012, including any material subsequent events that would require disclosure through the filing date.

Combined Balance Sheets, pages F-3 and F-20

39.          Since it appears the entities that will comprise NRG Yieldco, Inc. are LLCs, please tell us how you calculated retained earnings for NRG Yieldco and whether it represents their combined net profits less any cost allocations and distributions to the parent. Please also tell us whether a similar amount will be reported for NRG Yieldco, Inc. or whether NRG Yieldco, Inc. will start at 0 from inception. We assume no intercompany tax agreements exist, if not please advise. If the tax expense represents an allocation of your share of the tax paying parent’s tax expense as your disclosure suggests, please include a description of the specific tax allocation method including whether it is based on a separate return assumption. See SAB Topic 1:B.1. On a related point, please advise us whether you anticipate NRG Yieldco, Inc. will be a separate tax paying entity or will be included as part of a consolidated return. If the latter, please explain how it will qualify as part of a controlled group given NRG Energy, Inc.’s anticipated ownership interest. If you anticipate filing a separate return, with a view toward disclosure, please contrast what impact such election would have on the ability to utilize NOL’s versus continued inclusion in the consolidated return. Lastly, please advise us whether users of the financial statements can rely upon retained earnings of NRG Yieldco and NRG Yieldco, Inc., if applicable and when presented, to represent amounts legally distributable under the applicable state law.

Response:  Under Delaware law, dividends may be paid out of “surplus” as defined under the Delaware General Corporation Law. Surplus is determined as the excess, at any given time, of the net assets of a corporation less the amount determined to be capital, with net assets equal to the amount by which total assets exceed total liabilities.  The Company expects that the retained earnings reflected in NRG Yieldco’s financial statements will represent a portion, but not all, of the Company’s “surplus” and therefore will represent, to some extent, a portion of the amount legally distributable under applicable state law.  However, dividends may also be paid out of “paid-in capital,” which is the consideration received less the capital amount allocated to the common stock.  As noted on pages 19 and 162 of the Prospectus, the Company has included a discussion of the potential sources of dividend payments and how such dividend payments would be treated for federal tax purposes. In addition, the Company has revised the disclosure on page F-45 of the Prospectus to highlight the restrictions on its retained earnings as a significant portion of its net assets are deemed restricted for purposes of Rule 4-08(e)(3)(iii).  These restrictions may impact the amount of “surplus” that can be legally distributable under all applicable laws and regulations.

Tax expense represents an allocation of NRG’s tax expense prepared on a carve-out basis and assuming that NRG Yieldco, Inc. will be a separate tax-paying entity with its own tax return.  The disclosure in Note 2, Summary of Significant Accounting Policies, on page F-15 has been revised to include a discussion of this allocation method. The impact of the election for the Company to be a separate taxpayer does not have an impact on the Company’s ability to generate or utilize NOLs.  It does however, have an impact on NRG’s generation and utilization of NOLs as compared to continued inclusion in the consolidated return.  It is estimated that if the entities that NRG intends to transfer into the Company remained part of the consolidated return, NRG would have the ability to utilize NOL’s related to these entities of approximately $900 million during the years from 2013 through 2017 and as a standalone taxpayer, the Company currently anticipates that it will have the ability to utilize the NOLs related during the years from 2017 through 2023.

Note 5. Long-term Debt, page F-12

40.          Please clarify here and in Note 9 on page F-38 whether LIBOR as used in this note represents 1 month, 3 month or some other LIBOR term.

Response: The Company has revised the disclosure on page F-30 of the Prospectus to clarify that LIBOR represents three-month LIBOR. The Company notes that the interim financial information provided in Note 5 has been updated in Note 9 to the audited financial statements beginning on page F-30 of the Prospectus.

Combined Statements of Operations, page F-17

41.          We note your disclosure of certain related party transactions within your related party transactions footnote on pages F-45 through F-47. Rule 4-08(k)(1) of Regulation S-X requires the presentation of related party transactions on the face of the financial statements. Please explain the reason for balance sheet identification of related party transaction but no such identification for the remaining basic financial statements. If due to materiality, please provide your materiality analysis.

Response: The Company has revised the disclosure on page F-6 of the Prospectus to add a “General and administrative—affiliate” line item.  The Company previously identified the related party transactions in its statement of cash flows, which are included in the cash provided by/(used by) financing activities.  The Company has revised the disclosure on page F-10 of the Prospectus to conform to the line items on the statement of cash flows to reflect affiliate transactions including: capital contributions from NRG — cash, capital contributions from NRG — non-cash, and return of capital to NRG.

Note 2. Summary of Significant Accounting Policies

Power Purchase Agreements, or PPAs, page F-27

42.          Please tell us whether your power purchase agreements are generally structured as leases. If not, please clarify why they would be considered operating leases. If so, please advise why leases are titled as power purchase agreements when the essence of a lease is an agreement to rent property. To further our understanding, please explain the business and economic reasons for your structure or terminology.

Response: The Company advises the Staff that the power purchase agreements, or PPAs, for each of the facilities are not generally structured as leases.  The agreements are designed to provide a contracted revenue stream for the assets in order to support the construction and provide a reasonable return on the assets.  In the case of renewable power purchase agreements, the agreements are also structured in order to support the utility’s requirement to meet state renewable portfolio standards.  In other cases, the agreements are structured to provide the offtaker with a guaranteed source of electricity.  While the PPAs are not structured as leases, they do contain characteristics that require the Company to account for them as leases.  In accordance with ASC 840-10-20, a lease is defined as: “an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time.”  ASC 840-10-15-6 defines the right to use as the right to control the property, stating that “the right to control the use of the underlying property, plant, or equipment is conveyed if any of the following conditions is met:

(a)           The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment. The purchaser’s ability to operate the property, plant, or equipment may be evidenced by (but is not limited to) the purchaser’s ability to hire, fire, or replace the property’s operator or the purchaser’s ability to specify significant operating policies and procedures in the arrangement with the owner-seller having no ability to change such policies and procedures. A requirement to follow prudent operating practices (or other similar requirements) generally does not convey the right to control the underlying property, plant, or equipment. Similarly, a contractual requirement designed to enable the purchaser to monitor or ensure the seller’s compliance with performance, safety, pollution control, or other general standards generally does not establish control over the underlying property, plant, or equipment.

(b)           The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment.

(c)           Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.”

Due to the nature of the PPAs, particularly in light of the renewable portfolio standards, the agreements provide the offtaker with exclusive rights to the electricity generated from the facility and the power sold under the agreement cannot be provided by an alternative source.  As a result, it is remote that any other party will take more than a minor amount of the expected output.  In addition, the agreements include a contract price in dollars per MWh adjusted for seasonality and a time of day factor which cannot be predicted, and accordingly, the contractual payments are neither fixed nor equal to current market prices.  As a result, the Company has concluded that the power purchase agreements are considered leases for accounting purposes.

The four lease classification criteria to be considered for classifying leases are set forth in ASC 840-10-25-1:  “A lessee and a lessor shall consider whether a lease meets any of the following four criteria as part of classifying the lease at its inception…:

(a)           Transfer of ownership. The lease transfers ownership of the property to the lessee by the end of the lease term. This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title.

(b)           Bargain purchase option. The lease contains a bargain purchase option.

(c)           Lease term. The lease term is equal to 75 percent or more of the estimated economic life of the leased property. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

(d)           Minimum lease payments. The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at lease inception over any related investment tax credit retained by the lessor and expected to be realized by the lessor. If the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.”

There is no bargain purchase or expected transfer of ownership to the offtaker in any of the PPAs.  The Company has evaluated the term of the PPA as a percentage of the useful life of each of the leased assets and determined that the lease term in all cases is less than 75%.  Because the Company has determined that all of the rental income is contingent rent, there are no minimum lease payments and accordingly the present value of the minimum lease payments is $0.   Accordingly, the PPAs are accounted for as operating leases.  It should be noted that because there are no minimum lease payments, as the output cannot be predicted, all of the rental income is contingent rent.  As a result, the revenue associated with the power purchase agreements is recorded as the electricity is delivered and the contingency is resolved.  The related revenue is recognized in a similar manner to how it would be recognized if the contract did not qualify for lease accounting.

Asset Retirement Obligations, page F-28

43.          Please tell us where the asset retirement obligation has been classified in your balance sheet. Additionally, please tell us the nature of the retirement obligation by type of generation unit including the specific legal or contractual provision that gives rise to such obligation(s).

Response:  The asset retirement obligations are classified within other non-current liabilities in the balance sheet.  The asset retirement obligations are as follows:

Segment	Entity	Balance at December 31, 2012	Nature/Contractual provision

Conventional	El Segundo Energy Center	$1.7 million

Represents the present value of the estimated cost of environmental obligations related to site closure for the assets constructed as of this date. ESEC’s California Energy Commission license at Condition of Certification COM-11 indicates that at the time of plant closure, it will be necessary to ensure that plant closure occurs in such a way that public health and safety and the environment are protected from adverse impacts.

Renewable	Alpine	$1.3 million

Represents the present value of the estimated cost to remove the above ground solar equipment and restore the site to conditions similar to the surrounding parcels. Instructions for removal of equipment and site restoration provided in the Conditional Use Permit (CUP) from the Los Angeles County Department of Regional Planning.

Renewable	Avra Valley	$0.7 million

Represents the present value of the estimated cost to remove the above ground solar equipment and restore the site to conditions similar to the surrounding parcels. Instructions for removal of equipment and site restoration provided in the CUP from the Pima County Development Services Department.

Renewable	Blythe	$0.3 million	Represents the present value of the estimated cost to remove the above ground solar equipment and restore the site to conditions similar to the

Segment	Entity	Balance at December 31, 2012	Nature/Contractual provision

surrounding parcels. Instructions for removal of equipment and site restoration provided in the CUP from the Riverside County Planning Board.

Renewable	South Trent	$0.2 million	Represents the estimated cost of decommissioning the turbines, removing the above-ground installations, and restoring the sites to conditions similar to the surrounding parcels. Obligation from specific clause in land leases which provides for removal of improvements and restoration to original condition.

Thermal	Energy Center Minneapolis	$0.2 million

Represents the present value of the estimated cost of future dismantlement of equipment on leased property. Obligation from specific clause in lease contracts which provides for the removal of property upon termination the lease.

Total		$4.4 million

Note 4. Property, Plant, and Equipment, page F-31

44.          We note your presentation of one depreciable group of assets within PP&E entitled “facilities and equipment” and a depreciable life range of 2-45 years was included. With a view towards disclosure, please tell us what consideration you gave to further disaggregating the categories of assets to provide users with a more detailed disclosure of the types assets you hold relative to the related depreciable lives. Additionally, please tell us how you determined the useful lives of your significant classes of PP&E.

Response: The facilities and equipment line item represents the cost of the operating facilities which are comprised of thousands of individual components each with an assigned useful life.  The Company considered disaggregating the categories of facilities and equipment, but noted that the average useful life for each type of facility was in the same general range.  The Company also considered disaggregating items such as buildings, transmission assets and office equipment, which have average useful lives of 40 years, 29 years and 5 years, respectively; however these items were immaterial, comprising approximately 5%, 2% and 0%, respectively, of the total assets in service as of December 31, 2012.   The Company has revised the disclosure on page F-21 of the Prospectus to include an average useful life for facilities and equipment for each type of facility.

The useful life of each component of property, plant and equipment is determined based on industry standards, historical usage and peer analysis.  For each significant class of PP&E, the range is determined by reviewing the PP&E detail and identifying the shortest and longest useful lives for components of that class of assets.  The averages calculated above are weighted based on asset value.

For certain assets, such as solar panels and wind turbines, to determine industry standards for the appropriate useful life, information such as the related manufacturer warranty, historical data provided by the manufacturer, industry information such as studies performed by the National Renewable Energy Laboratory and independent engineers’ reports are reviewed and evaluated.

Note 7. Accounting for Derivative Instruments and Hedging Activities, page F-36

45.          Please tell us in detail and expand your disclosure to explain what you mean by your statement that NRG Yieldco’s derivative commodity contracts do not impact the combined statement of operations as any gains or losses if realized, will be collected from customers through adjustments allowed by customer contracts, tariffs, or laws. Please also tell us if what we believe to be similar disclosure on the top of page F-12 should also include the gains, in addition to losses. In this regard, a general explanation of how such derivative commodity contracts are used by you and why the customer is responsible for losses may be helpful to our understanding.

Response: NRG Yieldco has not historically entered into commodity contracts, except in its Thermal business.  The objectives for entering into derivative agreements for the Thermal business are to fix the price for a portion of anticipated future energy sales and to fix the price for a portion of future fuel purchases for the operation of Thermal’s operating assets.  In 2012, 2011 and 2010, these contracts consisted primarily of forward contracts for the purchase of fuel commodities related to the forecasted usage of the Thermal district energy centers.  The Company’s customer contracts for the district energy centers, as well as the applicable tariffs and laws, permit the Company to reflect realized gains or losses incurred on commodity hedging contracts in the cost of fuel charged to the customer under such contracts.  Accordingly, the Company defers the unrealized gains and losses on the balance sheet, and once the transactions are settled, any realized gains or losses will be reflected in the amounts charged to Thermal customers. The Company has revised the disclosure on page F-28 of the Prospectus to clarify information about its derivative contracts.

Note 8. Intangible Assets, page F-37

46.          Please tell us whether amortization of the out-of-market contract liability of the PPA for Blythe has been included in the determination of EBITDA as it represents a non-cash amortization credit. We may have further comment.

Response: The Company notes that the impact of the amortization of the out-of-market contract liability for the Blythe power purchase agreement is excluded from the calculation of EBITDA. The Company directs the Staff to page 28 of the Prospectus, specifically the line item titled “Contract amortization.”

Item 17, Undertakings, page II-2

47.                                     Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included the undertakings required by Item 512(a)(6) of Regulation S-K under the Securities Act in Part II of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075 or, in my absence, Paul Zier at (312) 862-2180 or Ellen K. McIntosh as (312) 862-3431.

Sincerely,

/s/ Gerald T. Nowak

Gerald T. Nowak, P.C.

cc:	David W. Crane
Brian Curci